UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Ra Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74933V108

(CUSIP Number)

RA Capital Management, LLC

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2512

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74933V108	13D	Page 1 of 6 pages

1	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 3,971,750 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 3,971,750 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,971,750 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 8.4%[1]
14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

__________________________

1The reporting person is the beneficial owner of 3,971,750 shares of the Issuer’s Common Stock, which constitute approximately 8.4% of the class outstanding. The percentage calculation is based upon 47,014,618 shares of Common Stock of the Issuer outstanding as of August 1, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 7, 2019.

CUSIP No. 74933V108	13D	Page 2 of 6 pages

1	Names of Reporting Persons. RA Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 4,858,260 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 4,858,260 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,858,260 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 10.3%[2]
14	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

__________________________

2 The reporting person is the beneficial owner of 4,858,260 shares of the Issuer’s Common Stock, which constitute approximately 10.3% of the class outstanding. The percentage calculation is based upon 47,014,618 shares of Common Stock of the Issuer outstanding as of August 1, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 7, 2019.

CUSIP No. 74933V108	13D	Page 3 of 6 pages

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 4,858,260 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 4,858,260 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,858,260 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 10.3%[3]
14	Type of Reporting Person (See Instructions) HC, IN

__________________________

3 The reporting person is the beneficial owner of 4,858,260 shares of the Issuer’s Common Stock, which constitute approximately 10.3% of the class outstanding. The percentage calculation is based upon 47,014,618 shares of Common Stock of the Issuer outstanding as of August 1, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 7, 2019.

CUSIP No. 74933V108	13D	Page 4 of 6 pages

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on November 9, 2016 by the Reporting Persons with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Ra Pharmaceuticals, Inc. (the “Issuer”).  Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the initial Statement.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On October 9, 2019, the Issuer, UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”), and Franq Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent entered into an agreement and plan of merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to certain exceptions as noted in the Merger Agreement, each share of Common Stock outstanding immediately prior to the effective time of the Merger (the “Effective Time”), including each share of Common Stock held by the Reporting Persons, will be automatically converted into the right to receive $48.00 in cash per share.

Concurrently with the entry into the Merger Agreement, each of Douglas A. Treco, New Enterprise Associates 13, L.P. and RA Capital Management, LLC (each a “Supporting Stockholder”) entered into a voting and support agreement with Parent (the “Voting Agreement”), pursuant to which each Supporting Stockholder has agreed, among other matters and subject to the terms thereof, to vote his, her or its shares of Common Stock in favor of the adoption of the Merger Agreement and against certain competing transactions. The Voting Agreement does not limit or restrict any Supporting Stockholder in his or her capacity as a director or officer of the Issuer from acting in such capacity or voting in such capacity in such person’s sole discretion on any matter.

Subject to certain exceptions, the Voting Agreement prohibits transfers by the Supporting Stockholders of any of their shares of Common Stock prior to the termination of the Voting Agreement and certain other actions that would impair the ability of the Supporting Stockholders to fulfill their obligations under the Voting Agreement.

The Voting Agreement will terminate upon the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Voting Agreement, which is incorporated herein by reference. A copy of the Voting Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

CUSIP No. 74933V108	13D	Page 5 of 6 pages

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on November 9, 2016).
2	Voting and Support Agreement dated October 9, 2019.

CUSIP No. 74933V108	13D	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2019

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Management, LLC

General Partner

By: /s/ Peter Kolchinsky

-------------------------------------------------

Peter Kolchinsky

Manager

RA CAPITAL MANAGEMENT, LLC

By: /s/ Peter Kolchinsky

-------------------------------------------------

Peter Kolchinsky

Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky

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